852 Acquisition of Putnam Discovery Growth Fund

On December 29, 2008, the fund issued 8,404,068,
1,543,617, 437,859, 266,186, 3,098 and 178,445 class A,
class B, class C, class M, class R and class Y shares, respectively, for 21,193,853, 3,790,207, 1,105,892, 664,552,
7,797 and 460,961 class A, class B, class C, class M, class R and class Y shares, respectively, of Putnam Discovery
Growth Fund to acquire that funds net assets in a tax-free exchange approved by the Trustees. The net assets of the fund and Putnam Discovery Growth
Fund on December 26, 2008, were $1,907,579,272
and $327,629,483, respectively. On December 26,
2008, Putnam Discovery Growth Fund had accumulated net investment loss of $1,772,584, accumulated net realized loss of $1,068,190,584 and unrealized depreciation of $50,280,614. The aggregate net assets of the fund immediately following the acquisition were $2,235,208,755.